SEC File Number:
000-30790

CUSIP Number:
16945E103
SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Notification of Late Filing

China Yingxia International, Inc.

(Check one)

[X]Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[ ] Form 10-D
[ ]Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For the period ended: December 31, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the transition period ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of Registrant CHINA YINGXIA INTERNATIONAL, INC.

Former name, if applicable ____________________

HARBIN YINGXIA INDUSTRIAL CO., LTD.
300 XIDAZHI STREET, NANGANG DISTRICT, HARBIN, HEILONGJIANG, P.R. CHINA

Address of principal executive office

PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form
10-K Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III
 NARRATIVE

China Yingxia International, Inc. is unable to file its Annual Report on Form 10-K within the required time because there was a delay in completing the adjustments necessary to close its books for the year.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ren Hu	201	887-0415

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. Yes [X]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.    Yes [ ]    No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Yingxia International, Inc.
Name of Registrant as Specified in its Charter

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: March 31, 2009	By:	/s/ Ren Hu
Ren Hu
Chief Financial Officer